December 20, 2012

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attn: Mr. Shaz Niazi or Mr. James Lopez

Mr. John Reynolds, Assistant Director

100 F Street, NE

Washington, DC 20549

(202) 551-3121

RE:	MIT Holding, Inc.
Schedule Pre-14C
Re-Filed December 6, 2012
File No. 000-53980
REPLY TO SEC COMMENT LETTER DATED 12.14.12

Dear Mr. Niazi:

Listed below please find our answers to your questions #1 through #3:

QUESTION:

General

1.	We partially reissue comment 1 of our letter dated December 4, 2012. We note your response that you have not held your annual shareholder meetings but will hold one in June 2013. Please revise to provide disclosure consistent with your response. In addition, please revise to address potential material consequences of your failure to hold annual meetings, with references to applicable statutes as appropriate.

ANSWER:

ANNUAL MEETINGS OF SHAREHOLDERS

Under Delaware Corporation Law, Subchapter VII, Section 211: Meetings of Stockholders:

(b) Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

(c) A failure to hold the annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation shall not affect otherwise valid corporate acts or work a forfeiture or dissolution of the corporation except as may be otherwise specifically provided in this chapter. If the annual meeting for election of directors is not held on the date designated therefor or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors shall cause the meeting to be held as soon as is convenient. If there be a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The shares of stock represented at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting, notwithstanding any provision of the certificate of incorporation or bylaws to the contrary. The Court of Chancery may issue such orders as may be appropriate, including, without limitation, orders designating the time and place of such meeting, the record date or dates for determination of stockholders entitled to notice of the meeting and to vote thereat, and the form of notice of such meeting.

The Company has not held a noticed Annual Meeting for several years, so it is committing to do so during June, 2013. At this meeting, directors will be elected, pursuant to a Proxy Statement to be delivered to all shareholders prior to the meeting, along with all materials comprising that Proxy Statement. Pursuant to Sections 211(b) and (c), failure to have held these meetings shall not affect otherwise valid corporate acts or work a forfeiture of dissolution of the corporation except upon application by a stockholder or director to the Court of Chancery and a ruling by that Court issuing such orders as may be appropriate.

QUESTION:

Information Statement Cover Page

2.	We reissue comment 2 of our letter dated December 4, 2012. We note your reference to the information statement being “mailed on or about November 25, 2012.” Please revise this statement to leave the date blank until you file your definitive information statement. Please note that you must clear our comments before filing the definitive information statement.

ANSWER:

We have left the date blank on the revised Pre 14C.

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Trading Symbol: “MITD”

QUESTION:

Security Ownership of Certain Beneficial Owners and Management

3.	We note your added disclosure in footnote 5 in response to comment 4 of our letter dated December 4, 2012. Please revise this disclosure to clarify the ownership of the shares. It is unclear, for example, if Messrs. Martin and Drakeford share dispositive control over the shares in the company held by Reeseman Corp. rather than the shares of Reeseman Corp. Please also delete “and/or” and instead clarify the ownership of Messrs. Drakeford and Martin.

ANSWER:

Walter Drakeford is an executive officer of Reeseman and can vote the MIT Holding shares on behalf of the corporation. Michael Martin is the majority shareholder and can have the directors and officers replaced at any time, so he has the ability to control the vote of the corporation over the MIT Holding shares if he so chooses.

The company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For any additional information, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Walter H.C. Drakeford
Walter H.C. Drakeford
CFO, Co-President, Co-Chairman

 POST OFFICE BOX 13663

Savannah, Georgia 31416

(912) 925.1905

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